UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:____________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________________________________________________________

Part I — REGISTRANT INFORMATION
Hawk Corporation
Full Name of Registrant
200 Public Square, Suite 1500
Address of Principal Executive Office (Street and Number)
Cleveland, Ohio 44114
City, State and Zip Code

PART II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III. Narrative

Hawk Corporation ("The Registrant") is unable to file its Annual Report on From 11-K for the Hawk Corporation 401(k) Retirement Plan for the period ended December 31, 2006, within the prescribed time period without unreasonable effort or expense. The Registrant had unanticipated delays in the collection and compilation of certain information required to be included in the Form 11-K. The Registrant will file the 11-K on or before the fifteenth calendar day following the prescribed due date.

PART IV. Other Information

1.	Name and telephone number of person to contact in regard to this notification
Thomas A. Gilbride 216-861-3553
2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report (s).

☑ Yes ☐ No
3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

Hawk Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

HAWK CORPORATION

Date: June 29, 2007	By:	/s/ Thomas A. Gilbride
Thomas A. Gilbride
Vice President - Finance and Treasurer